Filed Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Filer: Bats Global Markets, Inc.

Subject Company: Bats Global Markets, Inc., CBOE Holdings, Inc.

(SEC File No.: 001-37732, 001-34774)

Corrected Transcript

03-Nov-2016

BATS Global Markets, Inc. (BATS)

Q3 2016 Earnings Call

Total Pages: 13

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BATS Global Markets, Inc. (BATS)
Q3 2016 Earnings Call

Corrected Transcript
03-Nov-2016

CORPORATE PARTICIPANTS

Mark Marriott
Director, Investor Relations, Bats Global Markets, Inc.

Christopher R. Concannon
President, CEO & Director, BATS Global Markets, Inc.

Brian N. Schell
Chief Financial Officer, Treasurer & Executive Vice President, BATS Global Markets, Inc.

OTHER PARTICIPANTS

Richard Henry Repetto
Analyst, Sandler O'Neill & Partners LP

Brian Bedell
Analyst, Deutsche Bank Securities, Inc.

Kenneth B. Worthington
Analyst, JPMorgan Securities LLC

Daniel Thomas Fannon
Analyst, Jefferies LLC

Alexander Blostein
Analyst, Goldman Sachs & Co.

Kyle Voigt
Analyst, Keefe, Bruyette & Woods, Inc.

Allison M. Landry
Analyst, Credit Suisse Securities (USA) LLC (Broker)

MANAGEMENT DISCUSSION SECTION

Operator: Greetings and welcome to the Bats Third Quarter 2016 Earnings Conference Call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. [Operator Instructions] As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Mark Marriott, Director of Investor Relations for Bats. Please go ahead, sir.

Mark Marriott
Director, Investor Relations, Bats Global Markets, Inc.

Thank you, Kevin, and good morning, everyone. Our CEO, Chris Concannon, leads the call today, along with our CFO, Brian Schell. As part of today's discussion, we will reference our third quarter 2016 earnings presentation accessible via our website at ir.bats.com.

Our comments will include mention of non-GAAP financial measures, which are defined on slide three and reconciled in the appendix to the presentation. While we believe these measures provide investors useful information about our business trends, they do not replace and are not superior to GAAP measures.

Certain statements in the prepared presentation may relate to future events and expectations and, as such, constitute forward-looking statements. Actual results may differ materially from those projected in these forward-looking statements. After our prepared remarks from Chris and Brian, we will open it up to any questions you may have.

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BATS Global Markets, Inc. (BATS)	Corrected Transcript
Q3 2016 Earnings Call	03-Nov-2016

With that, I'll pass it to Chris.

...

Christopher R. Concannon

President, CEO & Director, BATS Global Markets, Inc.

Thanks, Mark. Good morning, everyone. Thank you for joining. First, let me congratulate the Chicago Cubs and our colleagues in Chicago for a great World Series win last night.

I'll begin on slide four. The third quarter of 2016 was another successful period for Bats. We continue to execute within our existing businesses. We made significant progress towards several key initiatives, and most importantly we announced a transformative transaction with CBOE Holdings.

Strategically, we believe this is a game-changing deal for the company, our customers, and our shareholders, as Bats will become a significant part of a very strong CBOE organization, creating a major global exchange operator.

As we have said previously, we believe combining CBOE's product innovation, index expertise, and options and volatility market positions with our proven proprietary technology and market -leading global positions puts us in the best position for long-term success.

Financially, through increasing scale, the combined company will be able to capitalize on considerable cost synergies over time. And personally I'm very excited for the opportunity to work as President and Chief Operating Officer, alongside CEO, Ed Tilly, a proven leader and an innovator in the exchange industry.

Jointly, we are working on nearly every aspect of the integration planning and synergy analysis, so that once we receive the necessary regulatory and shareholder approvals, we can immediately begin the process of i ntegrating our operations. As typical in these transactions, we plan to provide additional clarity with respect to the leadership of the combined company in the coming months.

The growth opportunities we outlined during our IPO roadshow and in previous earnings calls are still very much alive alongside this transaction, whether it be in U.S. Options, Global FX, ETFs, or subscription revenue. In addition, we are eager to begin leveraging Bats' global footprint across multiple asset classes with CBOE's truly unique proprietary product offerings.

For now, we are fully focused on obtaining regulatory approval for the transaction and continuing with our integration planning efforts with plans to close in the first half of 2017 remaining intact.

Moving to our results for the quarter. We reported net revenue of $109 million, net income of $29 million and diluted earnings per share of $0.29. Our adjusted earnings for the quarter were $35 million and diluted adjusted earnings per share were $0.36. We achieved these results because all of our existing businesses performed well during the quarter.

We remain the number one exchange operator in U.S. Equities trading, excluding auctions, and maintain the status as the number one market operator for ETF trading. In addition, we also remain number one in European Equities trading and European trade reporting.

In U.S. Options, while we are the fourth largest options exchange operator, we remain the number one price -time priority market and the market leader in single-leg equity options trades. And finally, for the quarter, Hotspot

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BATS Global Markets, Inc. (BATS)	Corrected Transcript
Q3 2016 Earnings Call	03-Nov-2016

achieved its best market share since our acquisition reaching 12.4%. In addition, we made progress on several key initiatives.

First, we continue to make headway in growing non-transaction revenue experiencing revenue growth year-over-year in both market data and connectivity. Non-transaction revenue makes up more than 55% of our net revenue and was responsible for all of the net revenue growth in the third quarter compared to a year ago.

Second, we continue to see success in our ETF listings business, as we welcomed 11 new ETF listings to the Bats ETF Marketplace, including a record seven new issuers. In all, we have secured 25% of new listings in the U.S. market through September of this year compared to 9% for all of 2015.

Third, as we continue to grow market share in our U.S. Options business, we remain on track to deliver auctions capability on our EDGX Options Exchange scheduled to begin a phased rollout next week. Following this rollout, we will turn our attention to developing a complex options product offering in 2017.

Another key initiative during the quarter was the announcement by our European business to launch a large -in-scale block trading platform in partnership with BIDS Trading, a proven and experienced leader in block trading in the U.S. The platform will leverage BIDS' highly regarded software BIDS Trader and buy -side distribution channel combined with Bats' infrastructure required for trade execution, clearing and settlement. We plan to begin offering this new product in the first quarter of 2017.

Also at the beginning of August, we announced our plans to acquire Javelin, a swap execution facility with the transaction closing earlier this week. In addition, as discussed on previous calls, we're still on track to deliver our forwards product by the end of this year.

None of those successes I mentioned would be possible without a world-class technology team, and I'll highlight a few of their achievements in the quarter. In U.S Equities, we completed all technical requirements in advance for the Tick Size Pilot, which went live in early October.

In U.S. Options, we migrated the BZX Options exchange to a next -generation matching engine with no downtime or interruption to our customers. And in addition, we finished development of the new auction capability, which is set to launch on November 11 on our EDGX Options exchange.

In Europe, our technology team has been busy preparing to launch the BIDS Trading partnership, refining our Periodic Auctions product and making progress towards full implementation of all MiFID II requirements.

On the FX platform, system enhancements were implemented resulting in a performance improvement that reduced latency by two-thirds earlier this year. This improved performance allows our customers to make tighter markets while better managing their risk.

In summary, we continue to be well-positioned to grow all of our businesses by focusing on our customer needs, market efficiency, and working to become or remain number one in every market in which we operate.

Turning to slide five, U.S. Options, which continues to be a great growth story, reached its second highest market share of 11% for the quarter versus 10.9% a year-ago and 11.6% in the second quarter. This growth is especially impressive as we more than doubled net capture to $0.059 in the third quarter from $0.027 last year. And again, we remained the number one price-time priority options market with a market share of 38.6% of that segment and we're also the market leader in single-leg equity options trades with 17.3% market share.

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BATS Global Markets, Inc. (BATS)	Corrected Transcript
Q3 2016 Earnings Call	03-Nov-2016

Third quarter market share in our U.S. Equities business was lower than a year-ago at 20.8% versus 21.7%. While not pleased with that decline, we did improve by 40 basis points for the second quarter. We're the only exchange group to gain market share during the period compared to prior quarter. We also maintained our leadership position for U.S. ETF trading, a distinction we have held since February 2014 with market share of 24.2% for the quarter across our exchanges.

European Equities market share ended the quarter at 23% versus 24.4% a year ago, offset by a 16% year -on-year increase in net capture due to pricing changes implemented earlier this year. The pricing changes are working as intended. First, it is improving our net capture even as we maintain aggressive prices as compared to our major European competitors. And second, it significantly offset the impact of the decline in market volumes and market share.

As for the Global FX business, while overall market volumes continue to be suppressed, we did achieve the highest market share since our acquisition at 12.4% in the third quarter. This is the first time we have reported market share above 12% since our acquisition of Hotspot in March of 2015.

With that, I'll pass it to Brian to review the financials.

...

Brian N. Schell

Chief Financial Officer, Treasurer & Executive Vice President, BATS Global Markets, Inc.

Thank you, Chris. I'll begin with slide six. But first, let me point out that our third quarter GAAP results includes certain items that impact the comparison of our operating results and that we believe are not indicative of our core operating performance. These items are detailed in our reconciliation of non-GAAP measures provided in the appendix of our earnings presentation materials as well as in the earnings press release.

Let's start with the third quarter net revenue. It grew by 5% to $109 million from $104 million a year ago. Our net income grew at an even higher rate as it rose to $29 million from $25 million, an increase of 13%.

Now turning to slide seven, our net revenue growth for the quarter was 100% organic and now stands at 13% year-to-date. At a consolidated level, growth in the third quarter was driven entirely by non-transaction revenue. This growth was driven by the run rate benefit of connectivity fee pricing changes implemented last year, along with new connectivity fees implemented in July in the Global FX business.

As you know, the market volumes in all four asset classes were weaker, and yet we're able to report nearly flat net transaction revenue, again indicative of the strength of our pricing models. And reporting 5% overall organic net revenue growth amid this weaker market volume environment is a testament to the strength of our business model, the diversity of our asset classes, and the benefit of having a focus on growing [ph] subscription -like (11:39) sources of non-transaction revenue. Our percentage of non-transaction revenue again made up the majority of our net revenue, coming in at nearly 58% almost 3 percentage points higher than the third quarter last year at 55%.

From a segment perspective, U.S. Options and U.S. Equities were responsible for the majority of net revenue growth during the quarter. U.S. Options growth was due to a strong increase in net capture and continued strong market share. This segment actually accounted for over 80% of the top line growth this quarter.

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BATS Global Markets, Inc. (BATS)	Corrected Transcript
Q3 2016 Earnings Call	03-Nov-2016

The U.S. Equities growth was driven mainly by increase in proprietary market data. And in Europe, a 15% decline in the value of the British pound compared to last year accounted for a $2.9 million decrease in European Equities net revenues. In local currency, European Equities net revenue actually grew 9% over last year.

Moving to slide eight, total operating expenses increased 8% to $53 million. However, normalized operating expenses only increased 2% to $49 million compared to last year. For full -year 2016, we are revising our expense guidance from GAAP total operating expenses to normalized operating expenses, which exclude the one -time items.

Through the first nine months of 2016, normalized operating expenses were $146 million and we are providing guidance for full-year 2016 to $200 million to $205 million. Our effective tax rate for the quarter was 41.2% compared to 40.5% last year. In a few minutes, I'll discuss our plans to reduce this rate beginning in 2017.

Turning to next slide, a few additional comments about our earnings. Diluted earnings per share grew 7% to $0.29 per share, reflecting the previously mentioned revenue growth. Adjusted earnings for the quarter, which excludes special charges and acquisition related amortization grew 17% to $35 million versus $30 million last year. On a diluted per share basis, adjusted earnings increased 13% or $0.04 to $0.36 per share.

Normalized EBITDA grew 5% to $71 million and normalized EBITDA margin was flat at 65%. From a segment perspective, the majority of our earnings growth came from U.S. Equities, reflecting the combination of top line growth and the continued contribution of expense synergies.

In U.S. Options, normalized EBITDA grew 43% to $6 million, driven by the significant increased net capture and continued strong share. Again, despite the lower market volumes in Global FX, we did improve our earnings and margin performance, primarily due to the introduction of non-transaction revenues this past quarter.

And in European Equities, the lower FX rate was responsible for 75% of decline reported in its year-over-year performance. In local currency, decline was only 5%, primarily due to various operating expense credits generated last year.

Now, to a few balance sheet metrics on slide 10. By the end of the third quarter, we reduced our leverage ratio to 2.2 times, well below the covenant maximum of 3.5 times. We're also able to reduce our outstanding growth term loan balance from $650 million at the end of the second quarter to $613 million at the end of the third quarter as we paid down an incremental $35 million towards principal in the third quarter.

Net of issuance costs and original issue discount, our term loan balance decreased to $599 million from $636 million last quarter, and it's now $127 million lower than a year-ago. And as part of our capital allocation plan and as previously announced, we paid our first regular quarterly cash dividend of $0.08 per share at the end of the third quarter. Likewise, we are announcing our fourth quarter dividend of $0.08 per share on the company 's outstanding common stock, which is payable on December 13 to stockholders of record at the close of business on November 30.

And finally, our adjusted cash, which is the sum of our cash and financial investments, excluding the cash we've collected for Section 31 fees, was $70 million as of September 30. Regarding capital expenditures, we spent $2 million in the third quarter and we're reducing our capital expenditure guidance for 2016 to between $10 million and $15 million.

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BATS Global Markets, Inc. (BATS)	Corrected Transcript
Q3 2016 Earnings Call	03-Nov-2016

Moving to slide 11, I'd like to discuss the tax project to align our tax strategy with our growth strategy to pursue global expansion and create more flexibility to navigate the uncertainties of Brexit. Remember that our long -term growth plans internationally include the expansion of FX products, proprietary products, and indices.

In the fourth quarter, we plan to re-characterize our European operations from a U.S. tax perspective. In other words, we plan to uncheck the box. By unchecking the box, we are expecting to lower our current effective tax rate by 3 percentage points to 4 percentage points in 2017 and beyond.

In addition, we will continue to provide flexibility to repatriate UK profits and provide a source of permanent reinvestment in Europe and elsewhere. This will trigger an estimated one-time U.S. tax payment of $60 million to $65 million likely to be paid in the first quarter of next year, and we expect the restructuring to be effective by the end of this year.

With that, I'll pass it back to Chris to summarize the call.

...

Christopher R. Concannon

President, CEO & Director, BATS Global Markets, Inc.

Thank you, Brian. I'll quickly refer to slide 12 for a recap. Here is what we accomplished this quarter. We announced the transformative strategic transaction with CBOE Holdings. We continued our strong performance in U.S. Options generating a 11% market share while doubling net capture. We continued our rollout of our next - generation matching engine with the successful migration of our BZX Options exchange without interruption to the market, our clients, or our market share.

We enhanced the technology of Hotspot and dramatically improved its performance, while we grew market share to 12.4% and have accelerated our plans for new FX products with the acquisition of Javelin. And finally, we continued our success in our ETF Trading and Listing business.

While we had another strong quarter, here is our list of where we can do better. First, in Global FX, while we're encouraged by our market share growth and our growth in our [ph] London match (17:47), we need to continue to improve our FX related earnings while we quickly develop and launch new product offerings. Over the next 12 months, 18 months, we have an aggressive goal to launch forwards, NDFs, and swaps on our FX platform in an effort to provide our clients with a unique and more diversified product set and ultimately improve profitability.

Second, we now have over 100 ETF listings on Bats in the U.S. While this is an important milestone, we have not yet seen similar success in generating large ETF switches. For this business to perform up to its full potential, we need to generate switches with issuers moving significant ETFs to Bats. Our success in new listings does in fact validate our belief that switches will become easier to execute.

And finally, in the last six months, we dramatically improved shareholder value with our successful IPO and the announced strategic transaction with the CBOE. This dramatic improvement in shareholder value comes with a cost, the cost of disruption for our employees. We're committed to minimizing the personal disruption for our employees and their families in the coming quarters.

With that, I want to thank you for joining our call today. I will now hand the call back to the operator to begin the Q&A.

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BATS Global Markets, Inc. (BATS)	Corrected Transcript
Q3 2016 Earnings Call	03-Nov-2016

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Our first question today is coming from Rich Repetto from Sandler O'Neill. Your line is now live.

...

Richard Henry Repetto

Analyst, Sandler O'Neill & Partners LP

Q

Yes. Hi, guys. Hi, Chris. Hi, Brian. I guess, we were limited to one question. Chris, you made good growth in the non-transaction revenue, the connectivity fees, and market data. And it looked like the connectivity was from the charging for FX on Hotspot. And I guess the question is, going forward, now we've seen a little uptick quarter-over-quarter. Is this – have we maxed – how much growth can we see in connectivity going forward as well as market data? What's the outlook, given that now you're starting to charge? Is it more places where you can monetize that?

...

Christopher R. Concannon

President, CEO & Director, BATS Global Markets, Inc.

A

First, thanks, Rich, for your question. I would say that while the Hotspot connectivity fee charges helped the quarter, really what was instrumental was moves that we made in 2015 around connectivity. We really have a two-year plan on connectivity and how we grow that over time as we grow our market share in the underlying products that we offer. So, I would say, there's still more to maximize in the coming quarters.

...

Operator: Thank you. Our next question today is coming from Brian Bedell from Deutsche Bank. Please proceed with your question.

...

Brian Bedell

Analyst, Deutsche Bank Securities, Inc.

Q

Hi. Good morning, folks. Chris, can you talk a little bit more about the options strategy more broadly, including the auctions launch next week and also your anticipated timing of the complex order book? And maybe what you think is sort of a range of an impact on revenue capture or how it will change your revenue capturing options in anticipation of what types of market share goals you have as a result of launching those efforts?

...

Christopher R. Concannon

President, CEO & Director, BATS Global Markets, Inc.

A

Great. Thanks. First, yes, as you point out, we are launching our next auction product on November 11 of this year. We also will begin development of the complex order product that will go through the course of 2017. We haven't finalized the exact date. This will align quite well with our integration with CBOE as well, because many of the products that we are building out over the course of 2017 are the exact products that we need to have built for the integration of the CBOE platform. So the two product rollouts are quite aligned with integration.

With regard to capture, obviously we have fairly aggressive price points through our scaled pricing that members can achieve over time as our market share grows. So, our capture will remain volatile over time, because as members grow our market share with more activity, they will obviously decrease our capture as a result of hitting some of the tiers.

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BATS Global Markets, Inc. (BATS)
Q3 2016 Earnings Call
Corrected Transcript
03-Nov-2016

Operator: Thank you. Our next question today is coming from Ken Worthington from JPMorgan. Please proceed with your question.

Kenneth B. Worthington
Analyst, JPMorgan Securities LLC

Q

Hi. Good morning.

Christopher R. Concannon
President, CEO & Director, BATS Global Markets, Inc.

A

Hi, Ken. How are you?

Kenneth B. Worthington
Analyst, JPMorgan Securities LLC

Q

I'm doing well. Thank you. One of your competitors has been very aggressive in equity data pricing. Now you're already priced much lower than the competition. Did the big price increases here create any sort of incremental opportunity for Bats? And if so, what's the next move?

Christopher R. Concannon
President, CEO & Director, BATS Global Markets, Inc.

A

Sure. Obviously, we have been taking advantage of the aggressiveness of our competitors in how they price their market data products. We have come out with very aggressive pricing across all of our product set and we've been showing wonderful growth in that area because of our pricing. I would say, more recently, our pricing – our aggressive pricing has impacted our competition. They have both lowered some very expensive pricing from close to $350,000 per month to as low as $85,000 per month on competitive products, where we are still offering that competitive product for $50,000 per month. So we're having not only growth in our product offering, but even better we're impacting the cost for the industry and what they're spending on market data, which continues to be a very hot button for the industry. And we see ourselves as lowering the cost of market data across the industry.

Operator: Thank you. Our next question today is coming from Dan Fannon from Jefferies. Please proceed with your question.

Daniel Thomas Fannon
Analyst, Jefferies LLC

Q

Thanks. Good morning.

Christopher R. Concannon
President, CEO & Director, BATS Global Markets, Inc.

A

Good morning.

Daniel Thomas Fannon
Analyst, Jefferies LLC

Q

Chris, you highlighted the new tax potential – the tax rate going forward and the charge, and it was a function of Brexit being a component and being more flexible. I guess, can you talk about Brexit broadly and how you guys are preparing for that and how it may or may not impact your operations?

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BATS Global Markets, Inc. (BATS)
Q3 2016 Earnings Call
Corrected Transcript
03-Nov-2016

Christopher R. Concannon
President, CEO & Director, BATS Global Markets, Inc.

A

Sure. Obviously, the Brexit isn't driving – isn't the sole driver of our tax strategy. It's our growing operation in Europe as well. More importantly, with regard to Brexit, the timeline of Brexit is actually relative to how Bats moves quite long. So once they announce the formal exit, it will take two years. So we have plenty of time to figure out what our strategy is. We're exploring a number of avenues to remain in Europe, [ph] post-date (25:14) Brexit without moving our major operational center in London. So we feel comfortable with the optionality that we're afforded throughout Europe, many of the other countries we're in constant dialogue with regarding opportunities to move some of our operations into those jurisdictions to remain in Europe.

Operator: Thank you. Our next question today is coming from Alex Blostein from Goldman Sachs. Please proceed with your question.

Christopher R. Concannon
President, CEO & Director, BATS Global Markets, Inc.

A

Hey, Alex. How are you?

Alexander Blostein
Analyst, Goldman Sachs & Co.

Q

Hi, guys. Good morning. Thanks. So, I wanted to go back to the port fees connectivity fees for a second really in U.S. cash equities. That number continues to climb nicely pretty much every quarter. And I think, Chris, you mentioned you guys implemented pricing changes a year-ago, but even sequentially that the revenues continue to climb slightly. So, maybe spend a little bit more time and, I guess, the source of growth here is just rolling pricing changes or you guys seeing – your customers coming in, if so, who are they? And if it is continued pricing increases, maybe give us a sense of how more run rate you guys have there? Thanks.

Christopher R. Concannon
President, CEO & Director, BATS Global Markets, Inc.

A

Sure. Great question. Obviously, it's a combination of our rolling price increases and seeing some new customers come in as they increase some of their throughput to our markets. Obviously, our ETF success and the success with more and more market makers joining our market to participate in that ETF success has impacted how many ports they will acquire on our platform. So we're seeing both growth in revenue from our pricing, typically annual and as well as some new clients coming in and accessing our market.

Operator: Thank you. Our next question today is coming from Kyle Voigt from KBW. Please proceed with your question.

Kyle Voigt
Analyst, Keefe, Bruyette & Woods, Inc.

Q

Hi. Good morning. Thanks for taking my question. I'm just – just one for Brian, I guess. I think you updated expense guidance to $200 million to $205 million of normalized expenses for 2016. And I'm doing the math [indiscernible] (27:23) imply a run rate for 4Q of something like $54 million to $59 million, which at the midpoint is a 17% sequential increase in expenses. So, I guess, can you just help us understand what's going on in the fourth quarter to drive that? And then, if you can give us any clarity on go forward as we look over the next 12 months to 18 months and how the expense base should develop? Thanks.

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BATS Global Markets, Inc. (BATS)
Q3 2016 Earnings Call
Corrected Transcript
03-Nov-2016

Christopher R. Concannon
President, CEO & Director, BATS Global Markets, Inc.

A

Thanks. So, I think that probably the more relevant metric is maybe to look at the fourth quarter of last year as well to see that – some of the way that our compensation programs are generated is that we implement a – we've a quarterly incentive plan that the bulk of our associates are on. And we don't book the expense until those, we call milestone bonus plan, until those milestones are achieved. And a lot of those milestones are kind of backend loaded and a lot of those are cheap in the fourth quarter. A lot of times, they're associated with either our market share target or an operational effectiveness or a new product launch. And as you've heard, kind of our product line up and we're planning, you're hearing a lot of that happening here in the fourth quarter. So that's one element that would see an escalation again, primarily from comp as that's the single largest expense item that we have on our overall income statement.

The second is, we have been ramping up from kind of an employee count. So you're seeing of the full run rate effect of that as well more so than the third quarter, the fourth quarter. And again, I think I would suggest, if you look at the fourth quarter of last year, it's kind of somewhat look over that growth rate over the fourth quarter year-over-year, and you'll see that the rate isn't quite as high as sequential, again, because similarly we would've had the milestone bonus plan affecting the fourth quarter of last year as well on kind of a normalized basis.

Operator: Thank you. Our next question today is coming from Allison Landry from Credit Suisse. Please proceed with your question. Ms. Landry, your line is alive. Perhaps your phone is on mute.

Allison M. Landry
Analyst, Credit Suisse Securities (USA) LLC (Broker)

Q

Yes. Hello?

Christopher R. Concannon
President, CEO & Director, BATS Global Markets, Inc.

A

Hi. Yeah, go ahead with your question.

Allison M. Landry
Analyst, Credit Suisse Securities (USA) LLC (Broker)

Q

I did not have a question.

Christopher R. Concannon
President, CEO & Director, BATS Global Markets, Inc.

A

Okay. That's great.

Operator: Thank you. Our next question is coming from Rich Repetto from Sandler O'Neill. Please proceed with your question.

Richard Henry Repetto
Analyst, Sandler O'Neill & Partners LP

Q

Yeah, I guess, the follow-up question is a little bit on the taxes and your guidance, Brian. Is the 3% to 4%, is that the overall tax rate or is it just – go ahead.

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BATS Global Markets, Inc. (BATS)	Corrected Transcript
Q3 2016 Earnings Call	03-Nov-2016

Brian N. Schell	A
Chief Financial Officer, Treasurer & Executive Vice President, BATS Global Markets, Inc.

Go ahead. Sorry, Rich. I didn't mean to cut you off from [ph] entering (30:12) the question, but essentially it's – the effective tax rate would expect to see a 3 percentage point to 4 percentage point reduction to kind of where we are or what we expect in 2017. So it's – for a high level example, it's a – it was at roughly 41%, then you basically reduce it to 38% or 37%. So it's literally a reduction of the overall effective tax rate in 3 percentage points to 4 percentage points, starting in 2017.

...

Richard Henry Repetto

Analyst, Sandler O'Neill & Partners LP

Q

And just, I guess, a question is, on a pro forma basis, if it was combined with the merger part and these benefits are still – would still flow-through, I mean, not to the overall company's tax rate, but none of your tax benefits are going to get negated?

...

Brian N. Schell

Chief Financial Officer, Treasurer & Executive Vice President, BATS Global Markets, Inc.

A

Yeah, that's correct. I mean, this is going to survive going forward. So there's no – I mean, obviously the rate won't be [indiscernible] (31:10) you combined a higher revenue. U.S. revenue are earnings based, the impact isn't exactly the same as the 3 percentage points to 4 percentage points. But on the, I'll call it, just the Bats operations and contribution, we would not expect to see that change as a result of the transaction.

...

Operator: Thank you. We've reached end of our question-and-answer session. I'd like to turn the floor back over to management for any further or closing comments.

...

Christopher R. Concannon

President, CEO & Director, BATS Global Markets, Inc.

Thank you. It was another great quarter for Bats. And while we're pleased with the results, our team is never satisfied and we will continue to push forward as we build on the success. With that, thank you for joining the call today and have a great day.

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Operator: Thank you. That does conclude today's teleconference. You may disconnect your line at this time and have a wonderful day. We thank you for your participation today.

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BATS Global Markets, Inc. (BATS)	Corrected Transcript
Q3 2016 Earnings Call	03-Nov-2016
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Cautionary Statements Regarding Forward-Looking Information

This transcript contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE and Bats, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding post-closing integration or optimization of the combined businesses, anticipated synergies, the expected benefits of the proposed transaction and the anticipated timing of the closing. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, and other filings made by CBOE and Bats from time to time with the SEC. The factors described in such SEC filings include, without limitation: CBOE’s ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction. Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This transcript is being made in respect of the proposed merger transaction involving CBOE and Bats. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to CBOE stockholders and Bats stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Bats and CBOE, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financialinformation/ sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.